SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

March 6, 2006

NNO – TSX

NTO – Amex

NORTHERN ORION REPORTS RECORD FOURTH QUARTER AND 2005

Northern Orion is pleased to report record net earnings of $18,695,000 ($0.13 per share) for the fourth quarter of 2005 (“Q4 2005”) and net earnings of $44,128,000 ($0.31 per share) for the year ended December 31, 2005, compared with net loss of $16,477,000 ($0.15 per share) and net earnings of $1,229,000 ($0.01 per share) for the same periods in 2004 respectively.

Fourth Quarter 2005 Highlights

•

The Company’s share of operating cash flow before interest, depletion, depreciation, amortization and tax (“EBITDA”) from Alumbrera was $31,295,000 ($0.21 per share) for the quarter, compared to $16,027,000 ($0.14 per share) for the fourth quarter of 2004 (“Q4 2004”), representing an increase of 95%.

•

Equity in earnings from Alumbrera was $20,260,000 ($0.14 per share) in Q4 2005, compared to $9,275,000 ($0.08 per share) for Q4 2004, an increase of 118%.

•

Average realized copper price was $2.27 per pound (Q4 2004 – $1.51) and average realized gold price was $498 per ounce (Q4 2004 – $451).  The Company’s share of Alumbrera sales during the quarter was 16,498,000 pounds of copper (Q4 2004 – 10,970,000) and 23,067 ounces of gold (Q4 2004 – 17,301).  Compared to Q4 2004, copper and gold prices increased 50% and 10% respectively, and copper and gold sales increased 50% and 33% respectively.

•

During the quarter, the Company repaid the entire balance of its term loan with Bayerische Hypo-und Vereinsbank (“HVB”) to become debt-free.

Full Year Highlights

•

The Company’s share of operating cash flow before interest, depletion, depreciation, amortization and tax (“EBITDA”) from Alumbrera was $75,500,000 ($0.53 per share) for the year, compared to $58,243,000 ($0.53 per share) for 2004, representing an increase of 30%.

•

Equity in earnings from Alumbrera was $46,755,000 ($0.33 per share) in 2005, compared to $32,659,000 ($0.30 per share) for 2004, an increase of 43%.

•

Average realized copper price was $1.88 per pound (2004 – $1.36) and average realized gold price was $452 per ounce (2004 – $415).  The Company’s share of Alumbrera sales during the quarter was 50,666,000 pounds of copper (2004 – 46,408,000) and 71,777 ounces of gold (2004 – 75,507).  Compared to 2004, copper and gold prices increased by 38% and 9% respectively.  Copper sales increased by 9% while gold sales decreased by 5%.

•

During the year, the Company made significant progress on a feasibility study for the development of its Agua Rica project.  The study is expected to be completed by mid 2006, and discussions for the financing of the project are well under way.

•

In February 2005, the Company raised gross proceeds of Cdn.$125,012,500 (U.S.$101,637,000) from a short-form prospectus offering of units.  The proceeds of this financing are intended to be for development of the Agua Rica project.

•

During the year, the Company realized a foreign exchange gain of $2,033,000 by converting a portion of its cash held in Canadian dollars (Cdn.$74 million) into U.S dollars.

•

At December 31, 2005, the Company had a cash position (including temporary investments) of $135,911,000.

“2005 was a very successful period for the Company as copper prices reached all-time highs and we generated record net earnings,” said David Cohen, President and CEO of Northern Orion.  “In 2006, we intend to build on the momentum created by the significant progress at Agua Rica through 2005.  We will complete the Agua Rica feasibility study, advance our commercial negotiations for its project financing and for concentrate off-take in order to commence mine construction at Agua Rica.  We believe that 2006 will be another good year for earnings and we look forward to building our cash position with continued strong cash flows from Alumbrera as the outlook for metal prices stays positive.”

Teleconference call details

Northern Orion will host a telephone conference call and webcast on Tuesday 7th March at 10:00 a.m. Eastern (7:00 a.m. Pacific) to discuss these results.  The conference call may be accessed by dialing 1-800-319-4610 in Canada and the United States, or 1-604-638-5340 internationally and the webcast may be accessed by going to http://services.choruscall.com/links/orion_fyr05.html.

The conference call will be archived for later playback and can be accessed by dialing 1-800-319-6413 or 1-412-317-0095 and using the passcode 7925#.   The webcast will also be archived and can be accessed by going to our website at www.northernorion.com.

Please go to www.northernorion.com to review our Management’s Discussion and Analysis of Financial Conditions and Results of Operations.

Results of Operations for the fourth quarter and for the year ended December 31, 2005

The following table sets forth selected consolidated financial information for the fourth quarters of 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 (in thousands of U.S. dollars, except per share amounts):

Table 1

Consolidated statements of operations			Years ended
	Fourth quarter		December 31,
	2005	2004	2005	2004	2003

Equity earnings of Minera Alumbrera Ltd.	$20,260	$9,275	$46,755	$32,659	$10,562
Expenses
Financing costs	-281	-723	-1,134	-1,036	--
Foreign exchange gain (loss)	63	-1,074	2,794	-1,621	-436
Office and administration	-1,537	-658	-3,342	-2,205	-812
Professional and consulting	-766	-939	-1,957	-1,989	-1,840
Property maintenance and exploration	-61	--	-193	--	--
Stock-based compensation	-77	-63	-1,749	-1,607	-5,043
Write-down of mineral property interests	--	-22,209	--	-22,209	--
Interest and other income	1,171	222	3,493	366	438
Interest expense	-77	-308	-539	-1,129	-513
Net earnings for the period	$18,695	$(16,477)	$44,128	$1,229	$2,356

Earnings per share - basic	$0.13	$(0.15)	$0.31	$0.01	$0.04
Earnings per share - diluted	$0.11	$(0.15)	$0.27	$0.01	$0.04

Weighted average shares outstanding ('000s)
Basic	148,476	111,875	143,734	109,214	57,014
Diluted	167,886	136,239	163,361	131,541	60,074

Consolidated balance sheets			As at December 31,
			2005	2004	2003
Total assets			$308,973	$189,078	$182,287
Total long-term liabilities			$21,500	$23,657	$52,565

Alumbrera operations

The following is a summary of Northern Orion’s 12.5 % proportional share of Alumbrera’s operations for the fourth quarters and for the years ended December 31, 2005 and 2004:

Table 2

Company's 12.5% proportional share of Alumbrera operations

			Year ended
	Fourth quarter		December 31,
	2005	2004	2005	2004
Key financial statistics
(amounts stated in thousands of U.S. dollars)
(per share amounts stated in U.S. dollars)

EBITDA (1)	31,295	16,027	75,500	58,243
Equity in earnings	20,260	9,275	46,755	32,659

EBITDA, per share (1)	0.21	0.14	0.53	0.53
Equity in earnings, per share	0.14	0.08	0.33	0.30

Sales - Copper (pounds)	16,498,000	10,970,000	50,666,000	46,408,000
Gold (ounces)	23,067	17,301	71,777	75,507

Average realized price
Copper ($ per pound)	2.27	1.51	1.88	1.36
Gold ($ per ounce)	498	451	452	415

Copper cash costs per pound,	0.05	(0.08)	0.10	(0.04)
net of gold credits (1)

Key production statistics

Ore mined (tonnes)	1,103,000	1,061,000	4,172,000	4,023,000

Ore milled (tonnes)	1,197,000	1,155,000	4,576,000	4,419,000

Grades - Copper (%)	0.65	0.62	0.57	0.56
Gold (grams/tonne)	0.77	0.80	0.63	0.72

Recoveries - Copper (%)	91	91	90	90
Gold (%)	79	80	78	77

Production - Copper (pounds)	15,601,000	14,332,000	51,606,000	48,609,000
Gold (ounces)	23,972	23,418	72,162	79,146

           (1) These are non-GAAP measures as described below.

The Alumbrera mine reported record sales and earnings in the fourth quarter of 2005.  Mill throughput and concentrate railed from the filter plant to the port in December were also records for the mine.  Both contributed to record sales, of which Northern Orion’s share was 16,498,000 million pounds of copper and 23,067 ounces of gold, an increase of 50% and 33% respectively compared to the fourth quarter of 2004.  The mine also sold copper and gold at record average prices of $2.27 per pound of copper and $498 per ounce of gold, an increase of 50% and 10% respectively compared to the fourth quarter of 2004.

Compared to the budgeted mine plan, material mined and ore milled during the year ended December 31, 2005 was below budget due to power outages caused by inclement weather during the third quarter of 2005 and due to some of the mine fleet being diverted to the planned construction of a tailings embankment in the second quarter of 2005.  However, copper and gold production was slightly over budget primarily as a result of higher grades of copper and gold mined.

Compared to 2004, tonnes of ore mined and milled at Alumbrera were 4% higher in 2005.  Copper grades were similar in both 2004 and 2005, and copper production was 6% higher in 2005 than in 2004.  However, gold grades were significantly lower in 2005, resulting in a 9% decrease in gold production in 2005.  This has a negative impact on the calculation of cash costs per pound of copper, net of gold credits, in 2005, as discussed below.

The average realized prices of copper and gold in 2005 were $1.88 per pound and $452 per ounce, respectively, compared to $1.36 and $415, respectively, in 2004.  Both are annual record highs for the mine since it commenced production in 1997.

Recent Developments at Alumbrera

In June 2005, the Company was advised by Mineral Alumbrera Ltd. that Mineral Reserves at Alumbrera had been increased by more than 10%, and that US$15.5 million (Northern Orion share - US$1.9 million) would be spent on an expansion of the concentrator at the mine.  The expansion, which is projected to increase mill throughput by 8% to 40 million tonnes per annum, is scheduled for commissioning in December 2006 and should result in an increase in production levels.

Alumbrera confirmed 40 million tonnes of additional Mineral Reserves from its on-going ore delineation drilling program, undertaken both within the existing ore envelope and from extensions at depth, plus improvements in the ultimate pit slopes design. This equates to an additional 375 million pounds of contained copper (Northern Orion share – 46.9 million pounds) and 500,000 ounces of gold (Northern Orion share – 62,500 ounces) over the life of the mine, and is a further increase to the 80 million tonnes of Mineral Reserves Alumbrera announced in June 2004. The mine plan has been re-optimized based on a new geological model with this additional mineralization. Alumbrera plans to continue with in-pit resource definition in hopes of adding further Mineral Reserves.

As a consequence of the announced increase, Mineral Reserves and Resources as at December 31, 2005 are as follows (on a 100% basis, of which Northern Orion owns 12.5%):

Mineral Reserves*		Mineral Resources* (additional to Reserves)
Proved	360 Mt @0.46%Cu & 0.51 gpt Au	Measured	19 Mt @0.37%Cu & 0.36 gpt Au
Probable	23 Mt @0.42%Cu & 0.43 gpt Au	Indicated	4 Mt @0.40%Cu & 0.40 gpt Au
Total	380 Mt @0.46%Cu & 0.51 gpt Au	Total	23 Mt @0.38%Cu & 0.37 gpt Au

* Information which relates to Mineral Resources and Reserves is based on information verified by Alumbrera’s internal lab facilities and compiled by Mr. Luis Rivera who is a member of the Australasian Institute of Mining and Metallurgy and who is a Qualified Person as defined by National Instrument 43-101. Mr. Rivera is a full-time employee of Minera Alumbrera Limited.  Ore Reserves have been calculated in accordance with the recommendations of the Australian Institute of Mining and Metallurgy - Joint Ore Reserve Committee (the “JORC” code),where the Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

Alumbrera Non-GAAP Measures

The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow.  In this press release, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera.  This is a non-GAAP measure which the Company believes is used by certain investors to determine the Company’s ability to generate cash flows for investing and other activities.  The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry.  These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

Cash costs increased to $0.05 per pound of copper in Q4 2005 from negative $0.08 per pound in Q4 2004.  Similar increases were experienced for the twelve months of 2005 compared to the same period in 2004.  Lower gold production and sales, due to lower grades of gold being mined during 2005, and higher fuel prices have been the primary contributors to a higher cash cost in 2005.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:

Table 3

(Stated in thousands, except ounce, pound,
per ounce and per pound amounts)			Year ended
	Fourth quarter		December 31,
	2005	2004	2005	2004
EBITDA Calculation
Revenues from mining activities	$43,616	$22,968	$113,057	$87,476
Cash cost of sales	(12,321)	(6,941)	(37,556)	(29,233)
EBITDA	$31,295	$16,027	$75,501	$58,243
Interest, taxes,
depreciation and amortization	(11,035)	(6,752)	(28,745)	(25,584)
Equity earnings of Alumbrera	$20,260	$9,275	$26,495	$32,659

Cash cost calculation
Gold sales in ounces	23,067	17,301	71,777	75,507
Average realized price per ounce	$498	$451	$452	$415
Total gold revenues	$11,487	$7,803	$32,442	$31,322
Cash cost of sales	12,321	6,941	37,556	29,233
Net costs after gold credits	834	(862)	5,114	(2,089)
Copper sales in pounds	16,498,000	10,970,000	50,666,000	46,408,000
Cash cost per pound of copper	$0.05	$(0.08)	$0.10	$(0.05)

Agua Rica

In late 2004, the Company commissioned Hatch Ltd. to prepare a detailed feasibility study to support financing.  This study, which is expected to be completed in mid 2006, will focus on the development of a mine and processing facility at Agua Rica, with production planned to commence approximately three years after the Company obtains all necessary permits.  Part of this study also included a re-estimation of the Agua Rica resources using the full 176-hole database previously developed by BHP.  The results of the re-estimation, completed in March 2005 and available on SEDAR at www.sedar.com, showed a significantly expanded resource.

The Company is currently completing additional field work to support the feasibility study.  Most of the work in 2005, which will continue in 2006, included drilling in the mine area for pit slope stability and hydrogeological data, metallurgical test work, water supply drilling, updating the block model and resource estimate, and performing additional baseline work to support the environmental impact assessment.  The initial open pit outlines, scheduling and port location have been determined.   The Company has also mandated a financial advisor to arrange project debt financing and is currently in discussions with international project finance banks that may potentially participate in the financing.

In the fourth quarter of 2005, the Company spent $6,492,000 on advancing the feasibility study.  During the year ended December 31, 2005, $17,795,000 was spent on the feasibility study.

Corporate

Corporate expenses in 2005 were generally in line with 2004, except for foreign exchange and office and administration.

The Company raised Cdn.$125,012,500 (U.S.$101,637,000) from its short form prospectus offering of the Company’s shares in February 2005.  During the third quarter of 2005, the Company converted approximately Cdn.$74 million into U.S dollars and realized a foreign exchange gain of $2,033,000.  The general drop in the U.S. dollar compared to the Canadian dollar in 2005 has resulted in total foreign exchange gains (realized and unrealized) of $2,794,000 for 2005.

Office and administration costs increased from $2,205,000 in 2004 to $3,342,000 in 2005 primarily due to increased personnel and associated costs at head office and the introduction of a defined contribution pension program in the fourth quarter of 2005.  In Q4 2005, the Company made total cash payments of $1,194,000 to the program, which provides pension and life insurance benefits to members of senior management.  Of this amount, $817,000 related to past service costs.

Interest income increased from $366,000 in 2004 to $3,493,000 in 2005 due to the Company’s increased cash balances from the short form prospectus offering and due to rising interest rates.

Liquidity and Capital Resources

At December 31, 2005, the Company had working capital of $133,605,000 (December 31, 2004 - $21,168,000) and cash and cash equivalents and temporary investments of $135,911,000 (December 31, 2004 - $45,689,000).  The increase in the cash balances in 2005 compared to 2004 was mostly due to proceeds received from the short form prospectus offering of the Company’s shares, and by cash distributions of $34,318,000 from the Company’s 12.5%-owned Alumbrera mine.

At December 31, 2005, the Company also had restricted cash of $660,000 held in a non-interest bearing bank account in Argentina.  Pursuant to Decree 616/2005 and its complementary legislation issued by the Argentine Executive Branch on June 9, 2005 to control the speculative movement of capital into and out of Argentina, funds entering Argentina are subject to a withholding of 30% (the "30% Withholding") unless exceptions to the 30% Withholding apply.  Under this regime, the funds corresponding to the 30% Withholding are held by the bank through which the transfer was entered into Argentina and deposited, for a period of 365 days, in a non-interest bearing bank account opened in Argentina. The 30% Withholding may be avoided, or the funds corresponding to the 30% Withholding may be withdrawn before the expiry of the 365-day term, if documents evidencing that an exception to the 30% Withholding is applicable are filed with and accepted by the bank through which the transfer was entered into Argentina.

During 2005, the Company repaid its $9 million loan to BHP Billiton and made principal repayments of $17,540,000 on its HVB loan.  At December 31, 2005, the Company had no long-term debt, compared to $26,440,000 at December 31, 2004.

Outlook

The Company anticipates copper and gold prices to remain strong in 2006.  In 2006, the mine plan at Alumbrera calls for the mining of zones that are of similar copper grades as that achieved in 2005 (2006 – 0.56%; 2005 – 0.57%), and slightly higher gold grades as compared to 2005 (2006 – 0.69 g/t; 2005 – 0.63 g/t).  Recovery rates in 2006 are expected to be similar to 2005.  The following graphs show the estimated grades and recoveries for copper and gold for each of the quarters in 2006:

The information above is subject to change and is subject to the risk factors described below and in the Company’s Management Discussion and Analysis.

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next eight to ten years, which, along with the February 2005 short-form prospectus offering for Cdn.$125,012,500 (U.S.$101,637,000), will provide a significant part of the equity contribution necessary for the Company to bring Agua Rica into production.  The Company will also require significant external financing or third party participation in order to bring Agua Rica into production.  However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects.  This could also result in the Company having difficulty in obtaining external financing or third party participation.

If so, over the long-term, the Company may be required to obtain additional funding either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica in order to bring Agua Rica into production.  Insofar as factors beyond the Company’s control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions in the base and precious metals sector that could provide the Company with additional cash flow in the short to medium term.

“David Cohen”

David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970

Email: info@northernorion.com

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to, those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, the potential and/or projected cash flow generated from production, costs of production, reserve determination and reserve conversion rates, and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Northern Orion to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political instability in Argentina, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Northern Orion’s Renewal Annual Information form attached to Northern Orion’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Northern Orion has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Northern Orion disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

March 6, 2006

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer